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June 27, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Aigo Holding Limited

Dear Sir/Madam:

On behalf of Aigo Holding Limited (the “Company”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft registration statement on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s ordinary shares in the United States to the Securities Exchange Commission (the “Commission”). The company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended. In accordance with the procedures of the Commission for emerging growth companies, the Draft Registration Statement is being submitted to the staff of the Commission in draft form and on a confidential basis. The Company confirms that it will publicly file the Draft Registration Statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the proposed offering.

The Company respectfully advises the Commission that it has included in this submission its audited consolidated financial statements for the years ended December 31, 2022 and 2023.

If you have any questions regarding this submission, please contact Jiayang Zhong at +86 059183700296 (antony01@dingtalk.com) or Yu Wang at +852 6386 1503 (wangyu@hankunlaw.com). Thank you for your time and attention.

CONFIDENTIALITY. This document contains confidential information which may be protected by privilege from disclosure. Unless you are the intended or authorised recipient, you shall not copy, print, use or distribute it or any part thereof or carry out any act pursuant thereto and shall advise Han Kun Law Offices LLP immediately by telephone, e-mail or facsimile and return it promptly by mail. Thank you.

Yours sincerely,

By:	/s/ Yu Wang
Yu Wang

cc:	Mr. Fufei Lin, Chief Executive Officer
Mr. Jiayang Zhong Chief Financial Officer
Aigo Holding Limited

Mr. Yue (Mark) Li, Esq.
Mr. Xiaochun (Jonathan) Jiang, Esq.
MagStone Law, LLP

Mr. Xuecheng Wang, Partner
Wei, Wei & Co., LLP